SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF DECEMBER, 2002


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F  X    Form 40-F
                                      ---             ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes     No  X
                                      ---    ---

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                       SAPIENS INTERNATIONAL CORPORATION N.V.
                                                   (Registrant)




Date: December 31, 2002                  By: /s/ Steve Kronengold
                                             -----------------------------------
                                                 Steve Kronengold
                                                 General Counsel



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[LOGO OMITTED]


               INSURANCE INDUSTRY EXECUTIVES WANT IT MODERNIZATION
             DESPITE BUDGET CONSTRAINTS ACCORDING TO SAPIENS SURVEY


RESEARCH TRIANGLE PARK, N.C., DECEMBER 17, 2002 -- Sapiens International Corporation (NASDAQ: SPNS), a leading insurance business solutions provider, today announced results of its survey of U.S.-based senior insurance executives conducted during the annual ISOTECH 2002 conference last month in Orlando, Fla. The survey uncovered concerns with current capacity and cost efficiency of existing information technology systems.

Asking respondents to identify their anticipated top IT challenges over the next three years, a quarter (26%) ranked "modernizing key business processes" as the most pressing concern facing the industry, 20 percent identified "IT budget constraints" as their greatest concern. The issues ranked as the "main concern" for the industry were:

         Modernization . . . . . . . . . . . . . . . . . . . . . . . .  26%
         IT Budget Constraints . . . . . . . . . . . . . . . . . . . .  20%
         Developing or Acquiring Core Applications . . . . . . . . . .  11%
         Architecture (Business and IT). . . . . . . . . . . . . . . .  12%
         Integrating New and Legacy Systems  . . . . . . . . . . . . .  13%

The top technology-related issue facing the industry expressed in the survey was "legacy policy administration systems" with 29 percent of respondents ranking it as the top challenge. Other issues revealed include:

         Legacy Policy Administration Systems . . . . . . . . . . . .   29%
         Agent/Broker Internet Transactions. . .  . . . . . . . . . .   13%
         Regulatory Compliance . . . . .  . . . . . . . . . . . . . .   13%
         Agent/broker Internet Information  . .  . . .  . . . . . . .   11%
         Implementing Standards  . . . . . .  . . . . . . . . . . . .   10%
         Enhancing Claims . . . . . . . . . . . . . . . . . . . . . .   5%

The survey also identified that 30 percent of policy administration systems and one-quarter of claims and billing/commissions systems are more than 10 years old.

A significant increase is expected in the use of the Internet to communicate between carrier and agent, according to the survey. While less than a third (31%) of insurance executives currently use the Internet for over half of their communication, 77 percent anticipate to be at this level within two years.

"The results reflect a very real concern in the insurance industry about IT budgetary constraints in a rapidly changing technology landscape," said Judy Johnson, Vice President of Insurance Strategy, Sapiens Americas. "Interestingly, few respondents cited fast ROI or systems costs as a project concern, which underlines the continuing IT/business credibility disconnect and current focus on short-term, tactical initiatives as well as the disillusionment with current packaged offerings, seen as expensive, incomplete and inflexible."

ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven business and IT solutions that modernize processes and enable insurance organizations to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

-------------------------------------------------------
FOR ADDITIONAL INFORMATION
-------------------------------------------------------

Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com
-------------------------------------------------------

[LOGO OMITTED]


                   SAPIENS TO INTEGRATE IBM'S WEBSPHERE PORTAL
                 INTO ITS INSIGHT FAMILY OF INSURANCE SOLUTIONS

RESEARCH TRIANGLE PARK, N.C., DECEMBER 23, 2002 -- Sapiens International Corporation (NASDAQ: SPNS), a leading global IT solutions provider, today announced the availability of IBM WebSphere Portal* as an optional front end to its INSIGHT family of insurance solutions. Sapiens Policy INSIGHT, its policy administration solution for the property/ casualty insurance sector, will be the first in the product suite to include WebSphere Portal.

Policy INSIGHT enables insurance companies to automate new business and policy lifecycle processing by linking directly through the Internet to their producer community. As the leading insurance industry solution built on WebSphere Portal functionality, Policy INSIGHT will provide a framework for quickly constructing and implementing Web-based applications, including Customer Search and InTray portlets, which are designed to enable increased access to information for business users and improved policy processing for new business.

"This agreement between Sapiens and IBM enables the business innovation our mutual customers need," stated Larry Bowden, Vice President, IBM Portals Solutions Software Group. "Sapiens is leveraging the WebSphere Portal platform to provide the functionality that empowers dynamic interaction throughout the insurance value chain."

"Sapiens and IBM continue to make strides in our partnership and delivering value to the insurance market," said Judy Johnson, Vice President Insurance Strategy, Sapiens Americas. "IBM WebSphere Portal was a natural choice for us as an open standards platform to build on, and the portal will increase insurer and agent productivity through personalized interfaces."

ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

* Indicates trademark or registered trademark of International Business Machines Corporation. All other trademarks are the properties of their respective companies.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

-------------------------------------------
FOR ADDITIONAL INFORMATION
-------------------------------------------

Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com
-------------------------------------------